FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of February, 2021

Commission File Number 001-15266

BANK OF CHILE

(Translation of registrant’s name into English)

Ahumada 251
Santiago, Chile
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

BANCO DE CHILE

REPORT ON FORM 6-K

Attached is an English translation of a letter filed by Banco de Chile with the Chilean Financial Market Commission and local Stock Exchanges, regarding the early dissolution of Banchile Securitizadora S.A., a subsidiary (filial) of Banco de Chile.

Santiago, February 4th, 2021.

Mr.

Joaquín Cortez Huerta

President

Financial Market Commission

Present

Ref. Essential Information

Mr. President:

Pursuant to Articles 9 and 10 of Law No. 18,045 and Chapter 18-10 of the Regulation for Banks and Financial Institutions, I inform you as an Essential Information that at an extraordinary shareholders' meeting of Banchile Securitizadora S.A., a subsidiary of Banco de Chile, held on this date, was agreed the early dissolution of such subsidiary.

The public deed to which the minute of the aforementioned extraordinary shareholders' meeting will be reduced will be sent to the Financial Market Commission for the purposes set forth in article 127 of the Corporation Law No. 18,046 (Sociedades Anónimas), in relation to the Title XVIII of the Stock Market Law No. 18,045.

Sincerely,

Rolando Arias Sánchez

Deputy Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 4th, 2021.

Banco de Chile

/s/ Rolando Arias Sánchez
	By:	Rolando Arias Sánchez
Deputy Chief Executive Officer